Exhibit 5.1

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2000 tel 650 752 2111 fax

July 13, 2011

Equinix, Inc.

One Lagoon Drive, Fourth Floor

Redwood City, CA 94065

Ladies and Gentlemen:

We have acted as counsel for Equinix, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of $750,000,000 aggregate principal amount of its 7.00% Senior Notes due 2021 (the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated July 6, 2011 (the “Underwriting Agreement”) between the Company and J.P. Morgan Securities LLC as representative of the several underwriters named in Schedule II thereto (the “Underwriters”). The Notes are to be issued pursuant to an Indenture dated as of July 13, 2011 (the “Indenture”) by and between the Company and U.S. Bank National Association, as Trustee.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we are of the opinion that the Notes have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP